SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER 1-12649 0-12337

NOTIFICATION OF LATE FILING

(Check One):	☒ ☐	Form 10-K Form 10-Q	☐ ☐	Form 20-F Form N-SAR	☐	Form 11-K

For Period Ended: December 31, 2002

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Address of principal executive office: City, state and zip code: Full name of registrant: Address of principal executive office: City, state and zip code:	America West Holdings Corporation 111 West Rio Salado Parkway Tempe, Arizona 85281 America West Airlines, Inc. 4000 E. Sky Harbor Boulevard Phoenix, Arizona 85034

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

In connection with the preparation of the financial statements for the fiscal year ended December 31, 2002 and the related audit, the Registrants determined that an impairment charge originally recorded in the first quarter of 2002 was more appropriately recognized in the fourth quarter of 2001. As a result, the Registrants have restated their audited financial statements for the fiscal year ended December 31, 2001 and their unaudited financial statements for the first, second and third quarters of the fiscal year ended December 31, 2002. Because of the additional time required to finalize and edgarize the changes to the financial statements resulting from such restatement for filing with the Securities and Exchange Commission, all of the tasks necessary to file the Annual Reports on Form 10-K for the fiscal year ended December 31, 2002 could not be completed in a timely manner on March 31, 2003 without unreasonable effort or expense. The Registrants’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2002 were filed and accepted on March 31, 2003 shortly after the Securities and Exchange Commission’s cut off time for filings deemed to be made on March 31, 2003 and as a result were assigned a filing date of April 1, 2003.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification

Michael R. Carreon	480	693-2818
(Name)	(Area code)	(Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrants have restated their audited financial statements for the fiscal year ended December 31, 2001 and their unaudited financial statements for the first, second and third quarters of fiscal year ended December 31, 2002. The changes include:

•	a change in the timing from the first quarter of 2002 back to the fourth quarter of 2001 of the non-cash impairment charge of approximately $39.2 million recorded to adjust the carrying value of owned aircraft to market value and the related non-cash impairment charge of approximately $64.1 million recorded to write off reorganization value in excess of amounts allocable to identifiable assets that arose in connection with the Registrants’ plan of reorganization from bankruptcy in 1994, both of which charges were previously recorded in the first quarter of 2002; and

•	the recognition of full valuation allowances relating to the Registrants’ net deferred tax assets.

For additional information on the restated results of operations and other changes in the results of operations from the fiscal year ended December 31, 2001 reference is hereby made to the Registrants’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2002.

AMERICA WEST HOLDINGS CORPORATION

(Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	/s/ Derek J. Kerr

Derek J. Kerr, Senior Vice President and Chief Financial Officer

AMERICA WEST AIRLINES, INC.

(Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2003	By:	/s/ Derek J. Kerr

Derek J. Kerr, Senior Vice President and Chief Financial Officer